UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 24, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated June 24, 2013 regarding Turkcell’s General Assembly.

TURKCELL GENERAL ASSEMBLY DATED JUNE 24, 2013

Istanbul, Turkey: June 24, 2013 - Turkcell (NYSE: TKC, BIST: TCELL) the leading communications and technology company in Turkey, today announced that the Annual General Meeting dated June 24, 2013 could not convene since the 51% meeting quorum required by the articles of association of Turkcell has not been reached.

ABOUT TURKCELL:

Turkcell is the leading communications and technology company in Turkey, with 34.9 million subscribers as of March 31, 2013. Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 69.2 million subscribers as of March 31, 2013. It has become one of the first among the global operators to have implemented HSPA+. It has achieved up to 43.2 Mbps speed using the Dual Carrier technology, and is continuously working to provide the latest technology to its customers, e.g. 84 Mbps in the near future. Turkcell Superonline, a wholly owned subsidiary of Turkcell, is the one and only telecom operator to offer households fiber broadband connection at speeds of up to 1,000 Mbps in Turkey. As of February 28, 2013, Turkcell population coverage is at 99.19% in 2G and 84.26% in 3G. Turkcell reported a TRY2.7 billion (US$1.5 billion) revenue with total assets of TRY18.9 billion (US$10.4 billion) as of March 31, 2013. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Corporate Affairs: Koray Ozturkler, Chief Corporate Affairs Officer Tel: +90-212-313-1500 Email: koray.ozturkler@turkcell.com.tr	Investors: Nihat Narin, Director Investor and International Media Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr investor.relations@turkcell.com.tr	Media: Filiz Karagul Tuzun, Director Corporate Communications Tel: + 90-212-313-2304 Email:filiz.karagul@turkcell.com.tr Turkcell-Kurumsal-Iletisim@turkcell.com.tr

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 24, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 24, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Director